                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                       ----------------------------------


     In the Matter of:

     CENTERPOINT ENERGY, INC.     CERTIFICATE OF
     1111 Louisiana                NOTIFICATION
     Houston, Texas  77002

     (70-9895)



                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       ----------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27692 (June 30, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended June 30, 2003. Unless defined herein, capitalized terms have the meaning given them in the Application.

     1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

         None.

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     2.  The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

         266,110 shares were issued under the Investor's Choice Plan.

         4,900 stock options were granted to Company employees at a strike price of $7.56 under the Company's Long Term Incentive Plan and 31,446 stock options were granted at a strike price of $8.085. None of the options granted is currently exercisable.

         A total of 2,400 shares of common stock were granted at a grant price of $7.56 to participants under the Company's Long-Term Incentive Plan as time-based restricted shares which vest March, 2006, and 12,913 time-based restricted shares, which vest in May 2006, were granted at a grant price of $8.085. A total of 18,000 shares of time-based restricted stock, one-third of which will vest annually, were granted at a grant price of $9.665. Also, a total of 22,970 shares of common stock were granted to participants under the Long-Term Incentive Plan as performance-based restricted shares for the 2003-2005 performance cycle.

     3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

         None.

     4. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

         See Exhibit A hereto.

     5. The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.


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         On April 9, 2003, the Company remarketed $175 million aggregate principal amount of pollution control bonds that it had owned since the fourth quarter of 2002. Remarketed bonds maturing in 2029 have a principal amount of $75 million and an interest rate of 8%. Remarketed bonds maturing in 2018 have a principal amount of $100 million and an interest rate of 7.75%. Proceeds from the remarketing were used to repay bank debt.

         On May 19, 2003, the Company issued $575 million aggregate principal amount of convertible senior notes due May 15, 2023 with an interest rate of 3.75%. Holders may convert each of their notes into shares of CenterPoint common stock, initially at a conversion rate of 86.3558 shares of common stock per $1,000 principal amount of notes at any time prior to maturity, under the following circumstances: (1) if the last reported sale price of CenterPoint common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% or, following May 15, 2008, 110% of the conversion price per share of CenterPoint common stock on such last trading day, (2) if the notes have been called for redemption, (3) during any period in which the credit ratings assigned to the notes by both Moody's Investors Service, Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, are lower than Ba2 and BB, respectively, or the notes are no longer rated by at least one of these ratings services or their successors, or (4) upon the occurrence of specified corporate transactions, including the distribution to all holders of CenterPoint common stock of certain rights entitling them to purchase shares of CenterPoint common stock at less than the last reported sale price of a share of CenterPoint common stock on the trading day prior to the declaration date of the distribution or the distribution to all holders of CenterPoint common stock of the Company's assets, debt securities or certain rights to purchase the Company's securities, which distribution has a per share value exceeding 15% of the last reported sale price of a share of CenterPoint common stock on the trading day immediately preceding the declaration date for such distribution. The convertible senior notes also have a contingent interest feature requiring contingent interest to be paid to holders of notes commencing on or after May 15, 2008, in the event that the average trading price of a note for the applicable five trading day period equals or exceeds 120% of the principal amount of the note as of the day immediately preceding the first day of the applicable six-month interest period. Contingent interest will be equal to 0.25% of the average trading price of the note for the applicable five trading day period. Proceeds from the issuance of the convertible senior notes were used for the Term Loan Reduction and to repay revolver borrowings under the Company's bank facility in the amount of $557 million (term loan reduction) and $0.75 million (revolver reduction).

         On May 27, 2003, the Company issued $400 million aggregate principal amount of senior notes composed of $200 million principal amount of 5-year notes with an


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         interest rate of 5.875% and $200 million principal amount of 12-year notes with an interest rate of 6.85%. Proceeds in the amount of $397 million were used to reduce the term loan component of the Company's bank facility.

         On May 28, 2003, the Company granted the banks a security interest in its 81% stock ownership of Texas Genco. Granting the security interest in the stock of Texas Genco eliminated a 25 basis point increase in the borrowing costs under the bank facility that would have been effective after May 28, 2003. The security interest is to be released at the time of the sale of Texas Genco.

         In July 2003, the Company remarketed two series of insurance-backed pollution control bonds aggregating $150.9 million, reducing the interest rate from 5.8% to 4%. Of the total amount of bonds remarketed, $92.0 million mature on August 1, 2015 and $58.9 million mature on October 15, 2015.

         None of the Company's debt is classified as short-term debt.

     6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

         On April 14, 2003, CenterPoint Energy Resources Corp. ("GasCo") issued $112 million aggregate principal amount of 7.875% senior unsecured notes due in 2013. A portion of the proceeds were used to refinance $360 million aggregate principal amount of GasCo's 6 3/8% Term Enhanced ReMarketable Securities ("TERMS") and to pay costs associated with the refinancing.

         On May 23, 2003, CenterPoint Energy Houston Electric, LLC (the "T&D Utility") issued $200 million aggregate principal amount of 20-year general mortgage bonds with an interest rate of 5.6%. Proceeds were used to redeem, on July 1, 2003, $200 million aggregate principal amount of the T&D Utility's 7.5% first mortgage bonds due 2023 at 103.51% of their principal amount. Funds for the redemption were deposited in trust on May 23, 2003, and the first mortgage bonds were legally extinguished.

         As of June 30, 2003, GasCo had a revolving credit facility that provided for an aggregate of $200 million in committed credit. As of June 30, 2003, this revolving credit facility was not utilized. This revolving credit facility terminates on March 23, 2004.


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         Rates for borrowings under this facility, including the facility fee, are LIBOR plus 250 basis points based on current credit ratings and the applicable pricing grid. The revolving credit facility contains various business and financial covenants.

         For the aggregate amount of short-term debt outstanding as of the end of the quarter for the Utility Subsidiaries, as well as the weighted average interest rate for such short-term debt as of such date, see Exhibit E hereto.

     7. The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Company Act, as amended.

         None.

     8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

         None.

     9. The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

         The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed. There were no securities issued by such subsidiaries during the quarter.

     10. The information required by a Certificate of Notification on Form
         U-6B-2.

         Not applicable.

     11. The amount and terms of any other securities issued under the authority sought herein during the quarter.

         None.

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     12. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

         See Exhibit B hereto. See also the Quarterly Report on Form 10-Q filed by the Company on August 13, 2003 (File No. 1-31447), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Resources Corp. on August 13, 2003 (File No. 1-13265), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Houston Electric, LLC on August 14, 2003 (File No. 1-3187), and the Quarterly Report on Form 10-Q filed by Texas Genco Holdings, Inc. on August 13, 2003 (File No. 1-31449), all of which are incorporated herein by reference.

     13. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.

         See Exhibit C hereto.

     14. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

         See Exhibit D hereto.

     15. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

         See Exhibit E hereto.

     16. As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.


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         See Exhibit F hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

     17. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2006.

         See Exhibit G hereto.

     18. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

         None.

     19. A report of service transactions among the Company (or any other system service provider) and the Utility Subsidiaries containing the following information: (a) a narrative description of the services rendered;
         (b) disclosure of the dollar amount of services rendered in (a) above according to category or department; (c) identification of companies rendering services described in (a) above and recipient companies, including disclosure of the allocation of services costs; and
         (d) disclosure of the number of the CenterPoint system employees engaged in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

         See Exhibit H hereto. Until the formation of a service company, CenterPoint Energy provides common and shared services for its subsidiaries through its approximately 1,100 employees (approximately 10% of total employees). Under its cost allocation methodology, which previously has been submitted to regulators in the various states in which CenterPoint utility subsidiaries operate, costs incurred directly for an operating unit are directly charged to that unit at cost. Costs that cannot be directly charged are allocated to the business units using appropriate allocators.


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         All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                  CENTERPOINT ENERGY, INC.

                        By:  /s/  Rufus S. Scott
                           -----------------------------------
                        Rufus S. Scott
                        Vice President, Deputy General Counsel
                        and Assistant Corporate Secretary


Dated:  August 29, 2003


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Exhibits


Exhibit              Description
-------              -----------
Exhibit A            CenterPoint Energy, Inc., CenterPoint Energy Resources
                     Corp. and Texas Genco Holdings, Inc. Guaranties Issued or
                     Amended During Second Quarter 2003 (filed in connection
                     herewith with a request for confidential treatment)

Exhibit B            Consolidated Balance Sheets for CenterPoint Energy, Inc.
                     and Subsidiaries, CenterPoint Energy Houston Electric, LLC
                     and Subsidiaries, CenterPoint Energy Resources Corp. and
                     Subsidiaries and Texas Genco Holdings, Inc. (as of June 30,
                     2003) (unaudited)

Exhibit C            Capital Structure Chart of CenterPoint Energy, Inc.,
                     CenterPoint Energy Houston Electric, LLC, CenterPoint
                     Energy Resources Corp. and Texas Genco Holdings, Inc. as of
                     June 30, 2003

Exhibit D            Retained Earnings Analysis of CenterPoint Energy, Inc.,
                     CenterPoint Energy Resources Corp., CenterPoint Energy
                     Houston Electric, LLC and Texas Genco Holdings, Inc.

Exhibit E            Money Pool Participants and Outstanding Borrowings as of
                     June 30, 2003

Exhibit F            CenterPoint Energy, Inc. Investments in Financing
                     Subsidiaries as of June 30, 2003

Exhibit G            CenterPoint Consolidated Financials (forecasts through
                     2007) (filed in connection herewith with a request for
                     confidential treatment)

Exhibit H            Information on Service Transactions between CenterPoint
                     Energy, Inc. and Utility Subsidiaries (Corporate Services,
                     Support Services and Information Technology Services)


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